July 15, 2019

Stephen Chazen
President, Chief Executive Officer and Chairman
Magnolia Oil & Gas Corporation
Nine Greenway Plaza, Suite 1300
Houston, TX 77046

       Re: Magnolia Oil & Gas Corp
           Registration Statement on Form S-3
           Filed July 10, 2019
           File No. 333-232593

Dear Mr. Chazen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
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